EXHIBIT 99.1

The following table specifies the date, quantity, weighted-average purchase price and range of price paid per share of Common Stock of Ecolab Inc. purchased by Cascade Investment, L.L.C. (“Cascade”) during the period August 24 through 26, 2011.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
August 24, 2011	1,314,409	49.3420	48.7320 – 49.7300
August 24, 2011	79,391	49.7472	49.7400 – 49.7500
August 25, 2011	1,016,000	49.6211	49.3600 – 49.8500
August 26, 2011	717,387	50.0814	49.5100 – 50.5000
August 26, 2011	183,763	49.7472	50.5100 – 50.8000